UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934


BioTelemetry, Inc.
_____________________________
(Name of Issuer)


Common Stock
_____________________________
(Title of Class of Securities)


090672106
_____________________________
(CUSIP Number)


December 31, 2014
_____________________________
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090672106

(1) Names of reporting persons

J. Carlo Cannell

(2) Check the appropriate box if a member of a group    (a)  [ ]
(see instructions)                                      (b)  [ ]

(3) SEC use only

(4) Citizenship or place of organization

USA

Number of shares beneficially owned by each reporting person with:
(5) Sole voting power: 0

(6) Shared voting power:      1,454,782

(7) Sole dispositive power: 0

(8) Shared dispositive power:    1,454,782

(9) Aggregate amount beneficially owned by each reporting person:

   1,454,782

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)

5.5%

(12) Type of reporting person (see instructions)

HC

(1) Names of reporting persons

Cannell Capital LLC

(2) Check the appropriate box if a member of a group    (a)  [ ]
(see instructions)                                      (b)  [ ]

(3) SEC use only

(4) Citizenship or place of organization

Wyoming, USA

Number of shares beneficially owned by each reporting person with:
(5) Sole voting power:

(6) Shared voting power:    1,454,782

(7) Sole dispositive power:

(8) Shared dispositive power:    1,454,782

(9) Aggregate amount beneficially owned by each reporting person:

   1,454,782

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)

5.5%

(12) Type of reporting person (see instructions)

IA

Item 1.
(a) Name of issuer: BioTelemetry, Inc.

(b) Address of issuer's principal executive offices:

1000 Cedar Hollow Road
Malvern, PA 19355

Item 2.

(a) Name of person filing:

Cannell Capital LLC

2(b) Address or principal business office or, if none, residence:

150 East Hansen Avenue
P.O. Box 3459
Jackson, WY 83001

2(c) Citizenship:

Wyoming, USA

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

090672106

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:     1,454,782.

(b) Percent of class: 5.5%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote    1,454,782.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of     1,454,782.

(iv) Shared power to dispose or to direct the disposition of  0.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2015
____________________________
Date


/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member of Cannell Capital LLC
____________________________
Name/Title







Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G/A

The undersigned hereby agree as follows:

1) Each of them is individually eligible to use the Schedule 13G to which this
Exhibit is attached, and such Schedule 13G is filed on behalf each of them; and

2) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


2/13/2015
____________________________
Date



/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell
____________________________
Name/Title



CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title